UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

Commission File Number 000-16050

TAT Technologies Ltd.
(Translation of registrant’s name into English)

5 Hamelacha Street, Netanya 4250540, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-219031, 333-228345, 333-268906 and 333-286702 and Form F-3 File No. 333-286699.

Explanatory Note

On July 18, 2025, the Board of Directors (the “Board”) of TAT Technologies Ltd. (the “Company”) appointed Igal Zamir and Amir Harel as members of the Board to fill vacancies on the Board in accordance with Israel’s Companies Law, 5759-1999 (the “Companies Law”), and the Company’s Articles of Association. The appointments are effective immediately and their terms expire at the next Annual General Meeting of Shareholders of the Company.

In accordance with Companies Law, each of Mr. Zamir and Mr. Harel has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

The Board has determined that Mr. Harel is an independent director under the applicable Nasdaq regulations and the Companies Law.

Biographical information concerning Mr. Zamir and Mr. Harel is set forth below:

Igal Zamir serves as the Company’s Chief Executive Officer and President since April 2016. Prior to joining the Company, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., a NYSE-listed company which owns and operates 370 convenient stores and gas stations in the southeastern region of the United States. Prior to Mapco Express, from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. From 1998 until 2004, Mr. Zamir served as CEO of Rostam, a leading provider of private label feminine hygiene products. Mr. Zamir holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from Bar-Ilan University.

Amir Harel served as the Chief Financial Officer of Planck Resolution Ltd. from 2020 to 2025. Prior to joining Planck, Mr. Harel served as the Chief Financial Officer of Tyto Care Ltd, from 2019 to 2020, as the Chief Financial Officer of Natural Intelligence Ltd. from 2016 to 2019, as the Chief Financial Officer of Logic Industries Ltd. from 2015 to 2016, as the Chief Financial Officer of Amiad Water Systems Ltd. from 2011 to 2015, as the Chief Financial Officer of InSightec Ltd. from 2005 to 2011, as the Chief Financial Officer of TransChip Inc. from 2004 to 2005, as the Chief Financial Officer of Tower Semiconductor Ltd. from 1998 to 2004, and as the Chief Financial Officer of Elbit Vision Systems Ltd. from 1994 to 1998. Mr. Harel holds a B.Sc. in Industrial Engineering and a Master in Industrial Management from the Technion – Israel Institute of Technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT Technologies Ltd.

By:	/S/ Ehud Ben-Yair
Name:	Ehud Ben-Yair
Title:	Chief Financial Officer

Date: July 21, 2025